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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 20, 2004
(Commission File No. 1-15024)

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form F-3 as filed with the Commission on May 11, 2001 (File No. 333-60712) and on January 21, 2002 (File No. 333-81862) and our Registration Statement on Form S-8 as filed with the Commission on May 14, 2001 (File No. 333-13506), in each case to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

Enclosure:        Novartis 2nd Quarter 2004 Results Release, dated July 20, 2004

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland
Internet Address: http://www.novartis.com
Nehl Horton Novartis Global Media Relations Tel + 41 61 324 5749 or + 41 61 324 2200 nehl.horton@group.novartis.com
MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis reports strong double-digit growth in sales and income, gaining market share in first half of 2004

Operating income expands faster than sales

Key figures

First half

	H1 2004		H1 2003		% Change

	USD m	% of sales	USD m	% of sales	USD	lc1

Sales	13 612		11 924		14	9

Pharmaceutical sales	8 882		7 600		17	11
Consumer Health sales	4 730		4 324		9	4
Operating income	3 288	24.2	2 814	23.6	17
Net income	2 842	20.9	2 379	20.0	19

Basic earnings per share/ADS	USD 1.16		USD 0.96		21

Second quarter

	Q2 2004		Q2 2003		% Change

	USD m	% of sales	USD m	% of sales	USD	lc

Sales	6 973		6 203		12	9

Pharmaceutical sales	4 572		3 991		15	11
Consumer Health sales	2 401		2 212		9	6
Operating income	1 794	25.7	1 463	23.6	23
Net income	1 549	22.2	1 316	21.2	18

Basic earnings per share/ADS	USD 0.63		USD 0.53		19

1    lc—Local currencies

All product names appearing in italics are trademarks of the Novartis Group

Unless otherwise stated, growth rates are in USD and comments refer to H1 2004 figures

  •
  First-half Group sales reach USD 13.6 billion, up 14% (+9% lc), fueled by Pharmaceuticals growth of 17% (+11% lc) and Consumer Health increase of 9% (+4% lc)

  •
  Double-digit Pharmaceutical sales expansion driven by top primary care brands Diovan, Lotrel, Lamisil and Trileptal as well as specialty medicine products Gleevec/Glivec, Zometa, Femara and Visudyne

  •
  Consumer Health driven by solid OTC, Medical Nutrition and CIBA Vision performance

  •
  Operating income expands faster than sales, reaching USD 3.3 billion, as operating margin increases 0.6 percentage points due to excellent business performance and effective resource allocation

  •
  Net income surges 19% to USD 2.8 billion as EPS expands 21%

Basel, 20 July 2004—Commenting on the first-half results published today, Dr. Daniel Vasella, Chairman and CEO of Novartis, said, "Our strategy has delivered strong organic sales growth and productivity gains for the first six months of the year. I am also pleased that we have gained market share, marking ten consecutive quarters of growth above the market average with margin improvements ahead of plan. All key projects of our rich pipeline are progressing on schedule."

Sales

Group sales up 14% to USD 13.6 billion

Double-digit sales increase of 14% (+9% lc) in the first half was driven by key primary care and specialty medicine brands in the Pharmaceutical portfolio as well as strong performances from the OTC, Medical Nutrition and CIBA Vision business units in Consumer Health. Volume expansion of 7% was the main driver, with an additional 5 percentage point benefit from currency developments. Acquisitions and price increases each added one percentage point to sales growth.

Pharmaceuticals sales up 17% to USD 8.9 billion

First-half sales grew by 17% (+11% lc), driven by outstanding performances among the top-selling prescription drugs and above-average growth in several key markets. Volume expansion was the key contributor with a 10-percentage-point contribution to sales growth. Currency benefits added six percentage points and price increases one percentage point.

Primary care products (including mature products) as a group advanced 15% (+9% lc). Among the key growth contributors were the cardiovascular franchise (+22%, +17% lc) due mainly to sales of Diovan, while Lamisil, Zelnorm/Zelmac and Trileptal also performed well.

Novartis has unified its specialty medicine business units—Oncology, Transplantation and Ophthalmics—under the umbrella Novartis Specialty Medicines and one leadership team to further leverage learnings and opportunities across these three dedicated high-growth businesses. Specialty product sales rose 22% (+15% lc) and accounted for 33% of Pharmaceuticals sales versus 32% in the year-ago period. Key growth drivers were the oncology drugs Gleevec/Glivec, Zometa and Femara,with the oncology franchise reporting a sales increase of 28% (+21% lc), as well as higher sales for the ophthalmics medicine Visudyne.

All regions performed well, led by the US, where first-half Pharmaceuticals sales rose 13%, Latin America (+23%, +21% lc) and Japan (+17%, +7% lc). Sales in these regions outpaced local market average growth rates. Novartis increased its share of the global healthcare market to 4.44% in the first five months of 2004, up from 4.37% in the year-ago period, according to IMS Health, which reported a 7% rise in worldwide pharmaceutical sales for the first five months of the year.

Consumer Health sales up 9% to USD 4.7 billion

First-half sales rose 9% (+4% lc) on the performances of OTC, Medical Nutrition and CIBA Vision. All of these business units posted double-digit growth in USD. Acquisitions contributed approximately two percentage points to first-half growth, while currencies added five percentage points.

Sandoz (Generics) sales were unchanged in the first half (0%, -6% lc; US: -19%) primarily due to increased competition for the antibiotic AmoxC, with leading performances in France and Spain failing to offset the decline in US sales. New product launches during the second quarter included the thyroid treatment levothyroxine and the hepatitis C treatment ribavirin. In addition, Sandoz has announced the acquisition of the Canadian injectable generics company Sabex for USD 565 million and has completed the acquisition of the Danish generics company Durascan.

OTC sales rose 16% (+10% lc), particularly due to the strategic brands Voltaren, Lamisil Topical, Benefiber and TheraFlu/Neo-Citran. Animal Health growth of 4% and -2% lc (+14% and +7% lc excluding divested brands) was supported by the performance of new agents Milbemax, Atopica and Deramaxx. Higher Medical Nutrition sales of 36% (+28% lc) were due to market outperformance in all key countries and the consolidation of the adult nutrition business of Mead Johnson. Infant & Baby sales rose 8% (+8% lc) amid a robust US performance. CIBA Vision sales increased 11% (+4% lc) due to the good performance in the US and Europe as well as by its flagship lenses Focus Night & Day and Focus Dailies.

Operating income

First half

	H1 2004		H1 2003		Change in %
	USD m	% of sales	USD m	% of sales

Pharmaceuticals	2 615	29.4	2 112	27.8	24
Consumer Health	719	15.2	664	15.4	8
Corporate income/expense, net	-46		38

Total	3 288	24.2	2 814	23.6	17

Second quarter

	Q2 2004		Q2 2003		Change in %
	USD m	% of sales	USD m	% of sales

Pharmaceuticals	1 369	29.9	1 012	25.4	35
Consumer Health	384	16.0	387	17.5	-1
Corporate income/expense, net	41		64

Total	1 794	25.7	1 463	23.6	23

Group operating income advances faster than sales, rises 17% to USD 3.3 billion

First-half operating income increase was due to strong sales growth and margin improvements. Gross profit margin increased 0.4 percentage points to 77.0% of sales, benefiting from strong volume expansion, product mix and productivity gains. R&D costs were 14% of sales compared to 15% in the year-ago period, but up 7.0% in USD to reflect investments in the Novartis Institutes for BioMedical Research (NIBR). Marketing & Sales costs declined 0.8 percentage points to 31.3% of sales, but rose 11.4% in USD. At 5.3% of sales in the first half of 2004, General & Administrative expenses remained at a comparable percentage of sales versus the prior year. Other income and expenses were a charge of USD 292 million in the first half of 2004, an increase of USD 222 million on the year-ago period due principally to the USD 178 million Fioricet/Fiorinal divestment gain in 2003.

Pharmaceuticals operating income rises 24% to USD 2.6 billion

In Pharmaceuticals, operating income expanded faster than sales owing to improved product mix and productivity gains. COGS declined to 13.7% of sales from 14.5% in H1 2003. Marketing & Sales expenses declined 1.1 percentage points to 32.5% of sales as field force expenses in the US expanded at a lower rate than sales, offsetting the costs of a new US blood pressure awareness campaign. R&D expenses fell to 17.8% of sales compared to 19.3% in H1 2003, due mainly to lower business development and in-licensing costs compared to the year-ago period. Research and Development investments, however, will accelerate in the second half of the year.

Consumer Health operating income up 8% to USD 719 million

Operating income expansion of 8% was mainly driven by lower exceptional cost items and strong performances in the OTC, CIBA Vision and Infant & Baby business units, which were able to offset the decline at Sandoz due to aggressive competition for AmoxC.

Group net income

Net income rose 19% to USD 2.8 billion in the first half, reflecting the ongoing strong organic business expansion. The improved business performance by associated companies led to a sharp increase in income from associates. Group tax rate was stable at 17.0%.

Group outlook (barring any unforeseen events)

Based on the performance to date in 2004, Novartis expects the strong business expansion to continue and for the Group to deliver high-single-digit and Pharmaceuticals high-single-digit to low-double-digit sales growth in local currencies for the full year.

Barring any unforeseen events, Novartis expects to report markedly higher operating and net income in 2004.

Pharmaceutical business and key product highlights

(Note: All sales percentage figures refer to six-month results)

Primary Care

Diovan (+30%; +24% lc; +19% US) increased its sales growth rate in the second quarter, reaffirming its position as the world's leading angiotensin receptor blocker (ARB) and maintaining its position as the fastest-growing hypertension medicine. The category-leading blood pressure franchise program "Take Action for Healthy BP" campaign, launched in the US in April 2004 to raise awareness about the risks of uncontrolled blood pressure, increase compliance and help patients reach their target blood pressure goals, helped spur positive developments in market share and prescription trends. Data from the VALUE trial released in June complemented the long-term cardio-protective benefits of Diovan, showing a significant 23% reduction in new-onset diabetes compared to amlodipine.

Lotrel (US: +14%), a leading combination treatment for hypertension, benefited from increased focus on the efficacy of antihypertension agents in the US, expanding its position as the No. 1 prescribed branded combination therapy held since 2002.

Lamisil (+24%; +19% lc; US: +31%), the top long-term cure for fungal nail infections, continued to drive category sales expansion in the US, as Q2 sales growth accelerated. Significant growth was achieved in France, the largest European market.

Elidel (+62%; +60% lc; US: +46%), the No. 1 branded prescription agent for the skin condition eczema, continued to outperform in the US, both in sales and market share growth. The influential UK National Institute for Clinical Excellence (NICE) recommended the use of Elidel in children ages 2-16 for treating certain cases of eczema.

Zelnorm/Zelmac (+148%; +148% lc; US: +169%), a breakthrough therapy for constipation-prone irritable bowel syndrome (IBS), has generated more than 3.5 million prescriptions worldwide since its launch in September 2002 due to increasing physician and patient awareness of the availability of a medicine to treat the disease effectively.

Oncology

Gleevec/Glivec (+47%; +37% lc; US: +21%), for all stages of Philadelphia-Chromosome positive chronic myeloid leukemia (CML) and certain forms of gastro-intestinal stromal tumors (GIST), continued to grow dynamically. In CML, sales were boosted by increased penetration of the first-line segment as well as enhanced use of new treatment regimens with higher average daily doses that improve patient outcomes. Newly published data at 800 mg indicate patients had unprecedented high rates of complete cytogenetic and molecular responses. In GIST, sales have also been supported by higher average daily doses and new data that shows treatment should be continued even if the patient experienced limited progression. The Glivec International Patient Assistance Program is now open in 67 countries, and the combined Gleevec/Glivec patient assistance programs are providing treatment to more than 9,000 patients worldwide who otherwise would not have access.

Zometa (+28%; +23% lc; US: +16%), the most prescribed intravenous bisphosphonate for bone metastases, continued to post solid growth, especially outside the US market. In the US, growth has been dampened by challenges related to US Medicare reimbursement policy.

Femara (+57%; +49% lc; US: +116%), a leading first-line therapy for advanced breast cancer in postmenopausal women, kept up its robust sales growth, supported by its profile and the landmark results of the MA-17 extended adjuvant study, which was most recently updated at the American Society of Clinical Oncology meeting in June 2004. At that meeting Femara was demonstrated to significantly reduce distant metastases and to show a survival benefit in node-positive women. The FDA recently gave priority review status to the drug's extended adjuvant indication, which commits the agency to a six-month action date. In addition, approvals have already been received in some Latin American countries for this indication, while Swiss approval is expected soon.

Ophthalmics

Sales increased 25% (+18% lc) in the first half, as Visudyne (+23%; +17% lc; US: +13%), the leading treatment for "wet" AMD (age-related macular degeneration), reported higher Q2 sales in part due to the April 1 implementation of improved US Medicare reimbursement rates and expanded coverage for certain types of ocular lesions. Visudyne was launched in Japan in May, and the product is now available in more than 70 countries.

Transplantation

Sales grew 2% (-5% lc), with the Neoral (+1%;-6% lc; US:-15%) franchise continuing to face generic competition in the US and some other key markets. The business unit strengthened its market presence during the second quarter with the addition of two new products. Myfortic has been launched in the US and several European countries, while Certican was launched in Germany in May and is expected to be launched in other regions during the next several months.

Selected regulatory and clinical highlights

Novartis made good progress on key development projects during the first half of the year and is on track to meet milestones in 2004 and 2005.

Among the highlights:

  •
  Data from a 52-week study involving the anti-diabetic agent LAF237, an oral DPP-4 inhibitor in phase III, showed the durability of its glucose-lowering effect when used in combination with metformin. First results of phase III studies are expected during 2005, and regulatory submissions are expected in 2006.

  •
  The bisphosphonate zoledronic acid, for treatment of postmenopausal osteoporosis and Paget's disease, is currently the most advanced of several new Novartis drugs for osteoporosis. Data showed that one 15-minute intravenous infusion more rapidly reduced the biochemical markers of bone turnover in patients with Paget's disease and also produced greater sustained efficacy at six months than with the daily oral treatment risedronate. Zoledronic acid was submitted in the EU in April for the treatment of Paget's disease and is expected to be submitted in the US in Q4 2004.

  •
  Enrollment of more than 1,000 patients in the CONFIRM 1 trial investigating the anticancer drug PTK787 in colorectal cancer was completed in April, and the first results are expected by Q2 2005. The second pivotal trial, CONFIRM 2, is on track to complete enrollment in Q3 2004. PTK787 is being co-developed with Schering AG, and submission for regulatory approval is planned by the end of 2005.

  •
  In June, the FDA announced that it had granted priority review for Femara for a new indication as the first post-tamoxifen treatment for early breast cancer in postmenopausal women. New data from the MA-17 study in extended adjuvant breast cancer treatment demonstrated a 40% reduction in the risk of distant breast cancer recurrence.

  •
  New Gleevec/Glivec data presented at ASCO (American Society of Clinical Oncology) in May included results from clinical trials in gastrointestinal stromal tumors (GIST), acute lymphoblastic leukemia (ALL), carcinoid tumors and progressive glioblastoma multiforme (GBM).

  •
  The QTc study of Enablex (overactive bladder) conducted in Q1 2004 confirmed the drug's overall highly beneficial safety profile and demonstrated no increase in QT/QTc intervals (a time interval on the electrocardiogram that may indicate cardiovascular risks). The data was submitted to the FDA in June.

  •
  Data from the TARGET trial for the COX II inhibitor Prexige is expected to soon be published and the Mutual Recognition Procedure in Europe will be started subsequently.

Novartis submitted Xolair, a first-in-class asthma treatment, for EU approval. Results from a recent 28-week study in 419 patients with inadequately controlled severe allergic asthma will be presented at the European Respiratory Society meeting in September 2004.

The Japanese Health Authority approved Sandostatin LAR in April for the treatment of various hormone-secreting tumors. The medicine is now approved in more than 70 countries.

In the second half of 2004, Novartis anticipates receiving regulatory decisions on the applications of Enablex (US), Zelnorm/Zelmac for chronic constipation (US), the transplantation drug Certican (US) and the expanded use of Femara in the extended adjuvant breast cancer setting based on the landmark MA-17 data (US and Switzerland). In addition, the initial analysis of data from the BIG 1-98 trial involving the use of Femara in early adjuvant breast cancer treatment is expected by the end of the year.

Corporate

  Corporate income/expense, net

Net corporate expense totaled USD 46 million compared to an income of USD 38 million in the 2003 first half, due mainly to higher pension expense.

  Financial income, net

Net financial income declined in the first half, mainly as a result of the current low-yield environment. The overall return on net liquidity was 3.7%.

  Result from associated companies

Associated companies contributed overall income of USD 26 million, up USD 263 million from the year-ago period. The Roche stake resulted in a USD 9 million charge compared to a charge of USD 310 million in H1 2003. The Chiron stake generated income of USD 25 million.

  Strong balance sheet

In July 2002, Novartis started a third program to repurchase shares via a second trading line on the SWX Swiss Exchange. Since the program began, a total of 63.2 million shares have been repurchased for USD 2.6 billion. Of these, 16.3 million shares were repurchased in the first half of 2004 for approximately USD 733 million. During the same period, additional shares were purchased for USD 136 million on the first trading line.

Overall, the Group's equity decreased by USD 272 million over the six months to USD 30.2 billion as of 30 June 2004. First half Group net income of USD 2.8 billion and positive fair value adjustments of USD 0.2 billion were more than offset by a reduction of cumulative translation adjustments of USD 0.6 billion, treasury share purchases of USD 0.9 billion and dividend payments of USD 2.0 billion. The debt/equity ratio remained at the 31 December 2003 level of 0.20:1.

Novartis has consistently been rated Triple-A by Standard & Poor's and Moody's since its creation in 1996 due to the strength of its balance sheet, making the company only one of just two European-based non-financial companies with this top rating.

  Cash flow

Free cash flow after dividend payments fell in the first half by USD 310 million, principally due to an increase in the dividend payment of USD 244 million.

  About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2003, the Group's businesses achieved sales of USD 24.9 billion and a net income of USD 5.0 billion. The Group invested approximately USD 3.8 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 80 000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

  Disclaimer

This release contains certain "forward-looking statements", relating to the Group's business, which can be identified by the use of forward-looking terminology such as "remain on track", "outlook", "expects", "expected", "long-term", "is planned", "will be", "anticipates" or similar expressions, or express or implied discussions regarding potential future sales of existing products, potential new products or potential new indications for existing products, or by other discussions of strategy, plans or intentions. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. There can be no guarantee that existing products will reach any particular sales levels, or that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market. In particular, management's expectations could be affected by, among other things, new clinical data; unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the Group's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government pricing pressures and other risks and factors referred to in the Group's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Further Important Dates

21 October 2004	Nine-month and third quarter results
January 2005	2004 full-year results

Contacts

Media:	Investors:
+41 61 324 2200 (Nehl Horton—Basel)	+41 61 324 7944 (Karen Huebscher—Basel)
+1 212 830 2457 (Sheldon Jones—US)	+1 212 307 1122 (Ronen Tamir — US)

Consolidated income statements (unaudited)

First half

	H1 2004 USD m	H1 2003 USD m	Change
			USD m	%

Total sales	13 612	11 924	1 688	14
Cost of goods sold	-3 130	-2 786	-344	12

Gross profit	10 482	9 138	1 344	15
Marketing & Sales	-4 264	-3 828	-436	11
Research & Development	-1 911	-1 786	-125	7
General & Administration	-727	-640	-87	14
Other income/expenses	-292	-70	-222

Operating income	3 288	2 814	474	17
Result from associated companies	26	-237	263
Financial income, net	126	299	-173	-58

Income before taxes and minority interests	3 440	2 876	564	20
Taxes	-585	-489	-96	20
Minority interests	-13	-8	-5

Net income	2 842	2 379	463	19

Average number of shares outstanding (million)	2 460.7	2 472.6
Basic earnings per share (USD)	1.16	0.96		21
Diluted earnings per share (USD)	1.15	0.94		22

Second quarter

	Q2 2004 USD m	Q2 2003 USD m	Change
			USD m	%

Total sales	6 973	6 203	770	12
Cost of goods sold	-1 594	-1 423	-171	12

Gross profit	5 379	4 780	599	13
Marketing & Sales	-2 204	-1 995	-209	10
Research & Development	-964	-943	-21	2
General & Administration	-372	-334	-38	11
Other income/expenses	-45	-45

Operating income	1 794	1 463	331	23
Result from associated companies	-5	9	-14
Financial income, net	98	119	-21	-18

Income before taxes and minority interests	1 887	1 591	296	19
Taxes	-321	-270	-51	19
Minority interests	-17	-5	-12

Net income	1 549	1 316	233	18

Average number of shares outstanding (million)	2 456.8	2 471.9
Basic earnings per share (USD)	0.63	0.53		19
Diluted earnings per share (USD)	0.63	0.52		21

Condensed consolidated balance sheets

	30 June 2004 (unaudited) USD m	31 Dec 2003 USD m	Change USD m	30 June 2003 (unaudited) USD m

Assets
Total long-term assets	27 005	27 044	-39	25 475

Current assets
Inventories	3 458	3 346	112	3 269
Trade accounts receivable	4 482	4 376	106	4 259
Other current assets	1 387	1 292	95	1 497
Cash, short-term deposits and marketable securities	12 301	13 259	-958	11 137

Total current assets	21 628	22 273	-645	20 162

Total assets	48 633	49 317	-684	45 637

Equity, minority interests and liabilities
Total equity	30 157	30 429	-272	26 419

Minority interests	85	90	-5	63

Long-term liabilities
Financial debts	3 105	3 191	-86	3 022
Other long-term liabilities	6 296	6 287	9	6 313
Total long-term liabilities	9 401	9 478	-77	9 335
Short-term liabilities
Trade accounts payable	1 630	1 665	-35	1 433
Financial debts and derivatives	2 883	2 779	104	3 948
Other short-term liabilities	4 477	4 876	-399	4 439
Total short-term liabilities	8 990	9 320	-330	9 820

Total liabilities	18 391	18 798	-407	19 155

Total equity, minority interests and liabilities	48 633	49 317	-684	45 637

Condensed consolidated changes in equity (unaudited)

	H1 2004 USD m	H1 2003 USD m	Change USD m

Consolidated equity at 1 January	30 429	28 269	2 160
Dividends	-1 968	-1 724	-244
Purchase of treasury shares, net	-869	-90	-779
Reduction of cumulative translation differences on partial repayment of capital of a subsidiary	-301		-301
Other translation effects	-266	861	-1 127
Net income for first six months	2 842	2 379	463
Redemption of equity instruments		-3 458	3 458
Other equity movements	290	182	108

Consolidated equity at 30 June	30 157	26 419	3 738

Condensed consolidated cash flow statements (unaudited)

First half

	H1 2004 USD m	H1 2003 USD m	Change USD m

Net income	2 842	2 379	463
Reversal of non-cash items
Taxes	585	489	96
Depreciation, amortization and impairments	625	593	32
Net financial income	-126	-299	173
Other	-145	40	-185

Net income adjusted for non-cash items	3 781	3 202	579
Interest and other financial receipts	233	411	-178
Interest and other financial payments	-57	-49	-8
Taxes paid	-728	-534	-194

Cash flow before working capital and provision changes	3 229	3 030	199
Restructuring payments and other cash payments out of provisions	-106	-75	-31
Change in net current assets and other operating cash flow items	-295	-66	-229

Cash flow from operating activities	2 828	2 889	-61

Investments in tangible fixed assets	-585	-515	-70
Decrease/increase in marketable securities, intangible and financial assets	-1 324	477	-1 801

Cash flow used for investing activities	-1 909	-38	-1 871

Cash flow used for financing activities	-2 992	-4 297	1 305

Translation effect on cash and cash equivalents	-3	202	-205

Change in cash and cash equivalents	-2 076	-1 244	-832
Cash and cash equivalents at 1 January	5 646	5 798	-152

Cash and cash equivalents at 30 June	3 570	4 554	-984

Second quarter

	Q2 2004 USD m	Q2 2003 USD m	Change USD m

Net income	1 549	1 316	233
Reversal of non-cash items
Taxes	321	270	51
Depreciation, amortization and impairments	316	289	27
Net financial income	-98	-119	21
Other	-71	-22	-49

Net income adjusted for non-cash items	2 017	1 734	283
Interest and other financial receipts	136	297	-161
Interest and other financial payments	-28	-23	-5
Taxes paid	-340	-333	-7

Cash flow before working capital and provision changes	1 785	1 675	110
Restructuring payments and other cash payments out of provisions	-65	-28	-37
Change in net current assets and other operating cash flow items	-54	-517	463

Cash flow from operating activities	1 666	1 130	536

Investments in tangible fixed assets	-326	-296	-30
Decrease/increase in marketable securities, intangible and financial assets	-294	310	-604

Cash flow used for investing activities	-620	14	-634

Cash flow used for financing activities	-740	-2 590	1 850

Translation effect on cash and cash equivalents	16	26	-10

Change in cash and cash equivalents	322	-1 420	1 742
Cash and cash equivalents at 1 April	3 248	5 974	-2 726

Cash and cash equivalents at 30 June	3 570	4 554	-984

Sales by Division/Business Unit (unaudited)

First half

	H1 2004 USD m	H1 2003 USD m	% Change
			USD	lc

Pharmaceuticals	8 882	7 600	17	11

Sandoz	1 456	1 463	0	-6
OTC	965	830	16	10
Animal Health	353	339	4	-2
Medical Nutrition	547	401	36	28
Infant & Baby	716	664	8	8
CIBA Vision	693	627	11	4

Consumer Health	4 730	4 324	9	4

Total	13 612	11 924	14	9

Second quarter

	Q2 2004 USD m	Q2 2003 USD m	% Change
			USD	lc

Pharmaceuticals	4 572	3 991	15	11

Sandoz	737	702	5	2
OTC	467	429	9	5
Animal Health	185	182	2	-2
Medical Nutrition	289	211	37	32
Infant & Baby	367	357	3	4
CIBA Vision	356	331	8	3

Consumer Health	2 401	2 212	9	6

Total	6 973	6 203	12	9

Operating income by Division/Business Unit (unaudited)

First half

	H1 2004		H1 2003		Change in %
	USD m	% of sales	USD m	% of sales

Pharmaceuticals	2 615	29.4	2 112	27.8	24

Sandoz	209	14.4	257	17.6	-19
OTC	188	19.5	134	16.1	40
Animal Health	41	11.6	40	11.8	3
Medical Nutrition	41	7.5	36	9.0	14
Infant & Baby	130	18.2	118	17.8	10
CIBA Vision	118	17.0	89	14.2	33
Divisional Management costs	-8		-10

Consumer Health	719	15.2	664	15.4	8

Corporate income/expense, net	-46		38

Total	3 288	24.2	2 814	23.6	17

Second quarter

	Q2 2004		Q2 2003		Change in %
	USD m	% of sales	USD m	% of sales

Pharmaceuticals	1 369	29.9	1 012	25.4	35

Sandoz	125	17.0	145	20.7	-14
OTC	83	17.8	82	19.1	1
Animal Health	22	11.9	17	9.3	29
Medical Nutrition	21	7.3	16	7.6	31
Infant & Baby	70	19.1	73	20.4	-4
CIBA Vision	67	18.8	60	18.1	12
Divisional Management costs	-4		-6

Consumer Health	384	16.0	387	17.5	-1

Corporate income/expense, net	41		64

Total	1 794	25.7	1 463	23.6	23

Consolidated income statements (unaudited)

First half

	Pharmaceuticals Division		Consumer Health Division		Corporate		Total
	H1 2004 USD m	H1 2003 USD m	H1 2004 USD m	H1 2003 USD m	H1 2004 USD m	H1 2003 USD m	H1 2004 USD m	H1 2003 USD m

Sales to third parties	8 882	7 600	4 730	4 324			13 612	11 924
Sales to other Divisions/Business Units	70	53	37	46	-107	-99

Sales of Divisions/Business Units	8 952	7 653	4 767	4 370	-107	-99	13 612	11 924
Cost of goods sold	-1 214	-1 102	-2 033	-1 783	117	99	-3 130	-2 786

Gross profit	7 738	6 551	2 734	2 587	10	0	10 482	9 138
Marketing & Sales	-2 888	-2 557	-1 376	-1 271			-4 264	-3 828
Research & Development	-1 584	-1 466	-254	-252	-73	-68	-1 911	-1 786
General & Administration	-297	-267	-274	-230	-156	-143	-727	-640
Other income/expenses	-354	-149	-111	-170	173	249	-292	-70

Operating income	2 615	2 112	719	664	-46	38	3 288	2 814
Result from associated companies							26	-237
Financial income, net							126	299

Income before taxes and minority interests							3 440	2 876
Taxes							-585	-489
Minority interests							-13	-8

Net income							2 842	2 379

Consolidated income statements (unaudited)

Second quarter

	Pharmaceuticals Division		Consumer Health Division		Corporate		Total
	Q2 2004 USD m	Q2 2003 USD m	Q2 2004 USD m	Q2 2003 USD m	Q2 2004 USD m	Q2 2003 USD m	Q2 2004 USD m	Q2 2003 USD m

Sales to third parties	4 572	3 991	2 401	2 212			6 973	6 203
Sales to other Divisions/Business Units	34	26	20	16	-54	-42

Sales of Divisions/Business Units	4 606	4 017	2 421	2 228	-54	-42	6 973	6 203
Cost of goods sold	-623	-575	-1 028	-890	57	42	-1 594	-1 423

Gross profit	3 983	3 442	1 393	1 338	3	0	5 379	4 780
Marketing & Sales	-1 504	-1 322	-700	-673			-2 204	-1 995
Research & Development	-800	-777	-127	-133	-37	-33	-964	-943
General & Administration	-156	-143	-137	-117	-79	-74	-372	-334
Other income/expenses	-154	-188	-45	-28	154	171	-45	-45

Operating income	1 369	1 012	384	387	41	64	1 794	1 463
Result from associated companies							-5	9
Financial income, net							98	119

Income before taxes and minority interests							1 887	1 591
Taxes							-321	-270
Minority interests							-17	-5

Net income							1 549	1 316

Notes to the interim financial report for the first six months ended 30 June 2004 (unaudited)

1. Basis of preparation

This unaudited interim financial report has been prepared in accordance with the accounting policies set out in the 2003 Annual Report and International Accounting Standard 34 on Interim Financial Reporting.

There were no significant changes in accounting policies or estimates or in any contingent liabilities from those disclosed in the 2003 Annual Report, except that the Group has amended its accounting estimate on recognizing impairments on available-for-sale equity securities. Impairments are now recorded when the fair value is less than cost at the interim reporting balance sheet date (previously when the fair value was 50% of cost for a sustained period of six months). The effect of the change in estimate has been to record additional impairment charges on the available-for-sale equity securities of USD 80 million.

2. Changes in the scope of consolidation and other significant transactions

The following significant transactions were made during the six months to 30 June 2004 and in 2003:

2004

  Sandoz

On 30 June, Novartis acquired the Danish generics company Durascan A/S from AstraZeneca plc. Based on a preliminary estimate, goodwill of USD 61 million has been recorded on this transaction.

  Medical Nutrition

On 13 February, Novartis completed the acquisition of Mead Johnson & Company's global adult medical nutrition business for USD 385 million in cash. These activities are included in the consolidated financial statements from this date with USD 91 million of sales being recorded in the first half-year. Based on a preliminary estimate, goodwill of USD 135 million has been recorded on this transaction.

  Corporate

During the first half of 2004, Group financial income, net, has benefited from an exceptional recycled translation gain of USD 301 million from the partial repayment of capital of a subsidiary offset by USD 180 million of realized losses on marketable securities and the additional impairment charge of USD 80 million from the change in accounting estimate on available-for-sale securities.

2003

  Pharmaceuticals

On 11 February, Novartis announced the completed sale of the US rights to its Fioricet and Fiorinal lines (tension headache treatments) to Watson Pharmaceuticals, Inc. for USD 178 million.

On 23 April, the urinary incontinence treatment Enablex (darifenacin) was acquired from Pfizer for a total of up to USD 225 million, part of which is still conditional on certain marketing approvals in the US and EU.

On 8 May, 51% of the capital stock of Idenix Pharmaceuticals Inc. was acquired for an initial payment of USD 255 million in cash. This company is included in the consolidated financial statements from this date. Goodwill of USD 297 million has been recorded on this transaction.

3. Principal currency translation rates

	Average rates H1 2004 USD	Average rates H1 2003 USD	Period-end rates 30 June 2004 USD	Period-end rates 31 Dec. 2003 USD	Period-end rates 30 June 2003 USD

1 CHF	0.789	0.741	0.791	0.800	0.736
1 EUR	1.227	1.105	1.207	1.247	1.144
1 GBP	1.821	1.612	1.803	1.774	1.648
100 JPY	0.921	0.842	0.920	0.935	0.833

4. Condensed consolidated change in liquidity

First half

	H1 2004 USD m	H1 2003 USD m	Change USD m

Change in cash and cash equivalents	-2 076	-1 244	-832
Change in marketable securities, financial debt and financial derivatives	1 100	-1 561	2 661

Change in net liquidity	-976	-2 805	1 829
Net liquidity at 1 January	7 289	6 972	317

Net liquidity at 30 June	6 313	4 167	2 146

Second quarter

	Q2 2004 USD m	Q2 2003 USD m	Change USD m

Change in cash and cash equivalents	322	-1 420	1 742
Change in marketable securities, financial debt and financial derivatives	429	-1 430	1 859

Change in net liquidity	751	-2 850	3 601
Net liquidity at 1 April	5 562	7 017	-1 455

Net liquidity at 30 June	6 313	4 167	2 146

5. Significant differences between IFRS and United States Generally Accepted Accounting Principles

The Group's consolidated financial statements have been prepared in accordance with IFRS, which, as applied by the Group, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below.

For further comments regarding the nature of these adjustments please consult Note 32 of the Novartis 2003 annual report.

	H1 2004 USD m	H1 2003 USD m

Net income under IFRS	2 842	2 379
US GAAP adjustments:
Purchase accounting: Ciba-Geigy	-181	-169
Purchase accounting: other acquisitions	46	-62
Purchase accounting: IFRS goodwill amortization	85	89
Available-for-sale securities and financial instruments	47	-98
Pension provisions	88	6
Share-based compensation	-125	-118
Consolidation of share-based compensation foundation	-4	-4
Deferred taxes		-185
In-process Research & Development arising on acquisitions	74	-273
Reversal of currency recycling gain	-301
Other	28	-56
Deferred tax effect on US GAAP adjustments	-37	-42

Net income under US GAAP	2 562	1 467

Basic earnings per share under US GAAP (USD)	1.08	0.62

Diluted earnings per share under US GAAP (USD)	1.08	0.60

	30 June 2004 USD m	30 June 2003 USD m

Equity under IFRS	30 157	26 419
US GAAP adjustments:
Purchase accounting: Ciba-Geigy	2 914	3 047
Purchase accounting: other acquisitions	2 854	2 946
Purchase accounting: IFRS goodwill amortization	421	244
Pension provisions	1 297	1 115
Share-based compensation	-92	-125
Consolidation of share-based compensation foundation	-712	-606
Deferred taxes	-609	-731
In-process Research & Development arising on acquisitions	-1 254	-1 280
Other	-65	-92
Deferred tax effect on US GAAP adjustments	-199	-194

Equity under US GAAP	34 712	30 743

Supplementary information (unaudited)

Free cash flow

First half

	H1 2004 USD m	H1 2003 USD m	Change USD m

Cash flow from operating activities	2 828	2 889	-61
Purchase of tangible fixed assets	-585	-515	-70
Purchase of intangible and financial assets	-391	-607	216
Sale of tangible, intangible and financial assets	463	614	-151
Dividends	-1 968	-1 724	-244

Free cash flow	347	657	-310

Second quarter

	Q2 2004 USD m	Q2 2003 USD m	Change USD m

Cash flow from operating activities	1 666	1 130	536
Purchase of tangible fixed assets	-326	-296	-30
Purchase of intangible and financial assets	-164	-212	48
Sale of tangible, intangible and financial assets	235	101	134

Free cash flow	1 411	723	688

Share information

	30 June 2004	30 June 2003

Number of shares outstanding (million)	2 448.6	2 472.3
Registered share price (CHF)	55.25	53.95
ADS price (ÙSD)	44.50	39.81
Market capitalization (USD billion)	107.0	98.1
Market capitalization (CHF billion)	135.3	133.4

Supplementary tables: First half 2004 — Sales of top twenty pharmaceutical products (unaudited)

		US		Rest of world		Total	% change
Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	in USD	in local currencies

Diovan/Co-Diovan	Hypertension	658	19	831	29	1 489	30	24
Gleevec/Glivec	Chronic myeloid	175	21	582	44	757	47	37
Zometa	Cancer complications	312	16	214	35	526	28	23
Lamisil (group)	Fungal infections	245	31	272	9	517	24	19
Neoral/Sandimmun	Transplantation	94	-15	408	-3	502	1	-6
Lotrel	Hypertension	449	14	0	0	449	14	14
Sandostatin (group)	Acromegaly	172	12	223	11	395	17	12
Lescol	Cholesterol reduction	130	-1	227	0	357	6	0
Voltaren (group)	Inflammation/pain	5	-17	294	-2	299	4	-2
Trileptal	Epilepsy	180	32	59	32	239	34	32

Top ten products total		2 420	16	3 110	17	5 530	22	17
Visudyne	Macular degeneration	98	13	112	22	210	23	17
Exelon	Alzheimer's disease	89	-3	117	25	206	16	10
Miacalcic	Osteoporosis	119	-2	70	-9	189	-2	-4
Tegretol (incl. CR/XR)	Epilepsy	49	-9	136	4	185	6	0
Elidel	Eczema	137	46	35	185	172	62	60
Femara	Breast cancer	69	116	101	21	170	57	49
Leponex/Clozaril	Schizophrenia	35	-15	121	3	156	6	-2
Foradil	Asthma	6	20	149	0	155	9	0
Zelmac/Zelnorm	Irritable bowel syndrome	121	169	23	74	144	148	148
Famvir	Antiviral	78	13	47	5	125	15	10

Top twenty products total		3 221	18	4 021	16	7 242	23	17
Rest of portfolio		358	-18	1 282	-6	1 640	-3	-9

Total		3 579	13	5 303	10	8 882	17	11

Supplementary tables: Q2 2004 — Sales of top twenty pharmaceutical products (unaudited)

		US		Rest of world		Total	% change
Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	in USD	in local currencies

Diovan/Co-Diovan	Hypertension	323	29	433	25	756	31	27
Gleevec/Glivec	Chronic myeloid	100	27	306	41	406	43	37
Zometa	Cancer complications	166	30	109	33	275	34	31
Lamisil (group)	Fungal infections	141	33	158	7	299	23	18
Neoral/Sandimmun	Transplantation	48	-14	203	-4	251	-2	-6
Lotrel	Hypertension	234	8	0	0	234	8	8
Sandostatin (group)	Acromegaly	84	8	110	10	194	11	9
Lescol	Cholesterol reduction	68	24	116	-3	184	10	6
Voltaren (group)	Inflammation/pain	3	0	150	-5	153	-2	-5
Trileptal	Epilepsy	84	8	30	27	114	12	12

Top ten products total		1 251	19	1 615	15	2 866	20	17
Visudyne	Macular degeneration	53	18	56	23	109	22	19
Exelon	Alzheimer's disease	40	-26	60	23	100	-1	-3
Miacalcic	Osteoporosis	68	8	35	-11	103	3	1
Tegretol (incl. CR/XR)	Epilepsy	24	-17	68	2	92	-1	-3
Elidel	Eczema	74	45	18	157	92	56	56
Femara	Breast cancer	40	208	52	24	92	77	70
Leponex/Clozaril	Schizophrenia	20	25	58	0	78	10	5
Foradil	Asthma	4	33	72	-6	76	-1	-5
Zelmac/Zelnorm	Irritable bowel syndrome	63	110	13	62	76	100	103
Famvir	Antiviral	42	24	23	-5	65	14	12

Top twenty products total		1 679	21	2 070	14	3 749	20	17
Rest of portfolio		167	-26	656	-4	823	-6	-9

Total		1 846	14	2 726	9	4 572	15	11

Sales by region (unaudited)

First half

			% change		H1 2004 % of total	H1 2003 % of total
	H1 2004 USD m	H1 2003 USD m	USD	local currencies

Pharmaceuticals
US	3 579	3 161	13	13	40	42
Rest of world	5 303	4 439	19	10	60	58

TOTAL	8 882	7 600	17	11	100	100

Sandoz
US	490	605	-19	-20	34	41
Rest of world	966	858	13	3	66	59

Total	1 456	1 463	0	-6	100	100

OTC
US	249	245	2	2	26	30
Rest of world	716	585	22	13	74	70

Total	965	830	16	10	100	100

Animal Health
US	128	111	15	14	36	33
Rest of world	225	228	-1	-10	64	67

Total	353	339	4	-2	100	100

Medical Nutrition
US	193	124	56	56	35	31
Rest of world	354	277	28	16	65	69

Total	547	401	36	28	100	100

Infant & Baby
US	589	535	10	10	82	81
Rest of world	127	129	-2	0	18	19

Total	716	664	8	8	100	100

CIBA Vision
US	234	224	4	4	34	36
Rest of world	459	403	14	4	66	64

Total	693	627	11	4	100	100

Consumer Health
US	1 883	1 844	2	2	40	43
Rest of world	2 847	2 480	15	6	60	57

TOTAL	4 730	4 324	9	4	100	100

Group
US	5 462	5 005	9	9	40	42
Rest of world	8 150	6 919	18	8	60	58

TOTAL	13 612	11 924	14	9	100	100

Sales by region (unaudited)

Second quarter

			% change		Q2 2004 % of total	Q2 2003 % of total
	Q2 2004 USD m	Q2 2003 USD m	USD	local currencies

Pharmaceuticals
US	1 846	1 614	14	14	40	40
Rest of world	2 726	2 377	15	9	60	60

TOTAL	4 572	3 991	15	11	100	100

Sandoz
US	264	261	1	1	36	37
Rest of world	473	441	7	3	64	63

Total	737	702	5	2	100	100

OTC
US	120	122	-2	-2	26	28
Rest of world	347	307	13	8	74	72

Total	467	429	9	5	100	100

Animal Health
US	69	60	15	13	37	33
Rest of world	116	122	-5	-9	63	67

Total	185	182	2	-2	100	100

Medical Nutrition
US	104	63	65	65	36	30
Rest of world	185	148	25	17	64	70

Total	289	211	37	32	100	100

Infant & Baby
US	300	286	5	5	82	80
Rest of world	67	71	-6	1	18	20

Total	367	357	3	4	100	100

CIBA Vision
US	124	118	5	5	35	36
Rest of world	232	213	9	2	65	64

Total	356	331	8	3	100	100

Consumer Health
US	981	910	8	8	41	41
Rest of world	1 420	1 302	9	4	59	59

TOTAL	2 401	2 212	9	6	100	100

Group
US	2 827	2 524	12	12	41	41
Rest of world	4 146	3 679	13	7	59	59

TOTAL	6 973	6 203	12	9	100	100

Quarterly analysis

Key figures by quarter

			Change
	Q2 2004 USD m	Q1 2004 USD m	USD m	%

Total sales	6 973	6 639	334	5
Operating income	1 794	1 494	300	20
Financial income, net	98	28	70
Taxes	-321	-264	-57	22
Net income	1 549	1 293	256	20

Sales by region

			Change
	Q2 2004 USD m	Q1 2004 USD m	USD m	%

US	2 827	2 635	192	7
Europe	2 522	2 527	-5
Rest of world	1 624	1 477	147	10

Total	6 973	6 639	334	5

Sales by division/business unit

			Change
	Q2 2004 USD m	Q1 2004 USD m	USD m	%

Pharmaceuticals	4 572	4 310	262	6

Sandoz	737	719	18	3
OTC	467	498	-31	-6
Animal Health	185	168	17	10
Medical Nutrition	289	258	31	12
Infant & Baby	367	349	18	5
CIBA Vision	356	337	19	6

Consumer Health	2 401	2 329	72	3

Total	6 973	6 639	334	5

Operating income by division/business unit

			Change
	Q2 2004 USD m	Q1 2004 USD m	USD m	%

Pharmaceuticals	1 369	1 246	123	10

Sandoz	125	84	41	49
OTC	83	105	-22	-21
Animal Health	22	19	3	16
Medical Nutrition	21	20	1	5
Infant & Baby	70	60	10	17
CIBA Vision	67	51	16	31
Divisional Management costs	-4	-4

Consumer Health	384	335	49	15

Corporate income/expense, net	41	-87	128

Total	1 794	1 494	300	20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: July 20, 2004	By:	/s/ MALCOLM CHEETHAM
	Name:	Malcolm Cheetham
	Title:	Head Group Financial Reporting and Accounting

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SIGNATURES